Filed by Odyssey Marine Exploration, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Odyssey Marine Exploration, Inc.

Commission File No.: 001-31895

Registration Statement on Form S-4 (File No. 333-295744)

**** IMPORTANT REMINDER TO VOTE YOUR SHARES ****

Dear Odyssey Marine Exploration, Inc. Stockholder:

Your Vote Is Needed

Proxy materials for Odyssey Marine Exploration, Inc.’s Special Meeting of Stockholders on December 2, 2026, were recently made available to you.

Our records show that your vote had not been processed when this letter was mailed.

Please vote now, even if you plan to attend the virtual meeting. Voting in advance ensures your shares are tabulated before the meeting.

Voting takes only a few minutes. The fastest way is by telephone or online, using the instructions on the enclosed voting instruction form. You may also sign and return the form in the envelope provided.

Own shares in more than one account? You may receive multiple packages or emails. Please vote every account that holds Odyssey Marine Exploration, Inc. shares.

If you have questions or need help voting your shares, please call our proxy solicitation firm, Sodali & Co at 1-(833)-346-0934

Thank you for your investment in Odyssey Marine Exploration, Inc. and for taking the time to vote your shares.

Sincerely,

Odyssey Marine Exploration, Inc.

Additional Information and Where to Find It

In connection with the proposed transaction, Odyssey Marine Exploration, Inc. (“Odyssey”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-295744), which was declared effective by the SEC on October 15, 2026, and which includes a definitive proxy statement/prospectus dated October 15, 2026. Odyssey first mailed the definitive proxy statement/prospectus to its stockholders on or about October 19, 2026. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that Odyssey has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ODYSSEY ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AS WELL AS OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ODYSSEY, AMERICAN OCEAN MINERALS CORPORATION (“AOMC”) AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement, the definitive proxy statement/prospectus and other documents filed with the SEC by Odyssey through the website maintained by the SEC at www.sec.gov or through Odyssey’s investor relations website at https://www.ir.odysseymarine.com. Copies may also be obtained free of charge by contacting Odyssey’s proxy solicitor, Sodali & Co, 430 Park Avenue, 14th Floor, New York, NY 10022, telephone (800) 662-5200 (banks and brokers may call (203) 658-9400), or by email at OMEX.info@investor.sodali.com.

Participants in the Solicitation

Odyssey, AOMC, and their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies from Odyssey stockholders in respect of the proposed transaction under the rules of the SEC. Information about Odyssey’s directors and executive officers is available in Odyssey’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2026, and Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 31, 2026, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on July 1, 2026 and Amendment No. 2 on Form 10-K/A filed with the SEC on August 5, 2026. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Free copies of these documents may be obtained as described above under “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.